

December 11, 2024

Blair Jordan
Chief Executive Officer
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

      Re: 180 Life Sciences Corp.
            Registration Statement on Form S-1
            Filed November 15, 2024
            File No. 333-283265

Dear Blair Jordan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 15, 2024

General

1. Please explain why the acquisition of certain source code and intellectual property relating to an online blockchain casino was accounted for as an asset acquisition rather than a business combination. Your analysis should address the guidance in ASC 805-10-25. In addition, tell how you considered providing financial statements for this entity pursuant to Rule 3-05 of Regulation S-X.

2. We note your press release dated October 16, 2024 related to your acquisition of your gaming technology platform and planned strategic entrance to this sector. Please revise to provide a more fulsome discussion of your iGaming business and the industry in which it will operate. For example, please discuss your principal products or services, distribution methods, the current status of your products and the competitive business conditions which you will face in this industry. Refer to Item 101 of Regulation S-K for guidance.

Prospectus Summary
Planned iGaming Casino Operations, page 1

3.   Please revise here to discuss all the material terms of your asset purchase agreement with Elray Resources, Inc. ("Elray"), including a description of the post-closing assistance provided by Elray to date. In addition, we note your statement in your Form 8-K filed October 3, 2024, that you require additional front-end development for your iGaming casino operating business and you will negotiate with Elray to come to an agreement on a Front-End-Development arrangement. Please revise to discuss any other material agreements entered into related to your new iGaming business or otherwise advise.

Summary Risk Factors, page 5

4.   We note your risk factor disclosure that your accounts payable are significant and you do not currently have sufficient funds to pay such accounts. Please quantify the amount of accounts payable past due.

5.   We note your summary risk factor disclosing the liquidation preference associated with your Series B Convertible Preferred Stock. Please quantify the liquidation preference and discuss how the payment of any liquidation preferences could result in common stock shareholders not receiving any consideration if you were to liquidate, dissolve or wind up.

6.   We note that you disclose that you received a notice of non-compliance with the Nasdaq listing requirements pertaining to your failure to maintain a majority of independent directors and an audit committee of at least three independent directors. Please revise this risk factor to disclose the deadline by which you must regain compliance.

7.   In your dilution risk factor please quantify the number of shares of common stock into which your Series B Convertible Preferred Stock will convert so investors may understand the potential magnitude.

Risk Factors, page 7

8.   Please include a risk factor addressing the risks related to the identified material weaknesses in internal control over financial reporting, which resulted in management's conclusion that disclosure controls and procedures were not effective at March 31, 2024, June 30, 2024 and September 30, 2024. Include a discussion of your remediation plan including the expected timing of such activities and any material costs you expect to incur.

9.   Please revise your risk factors section to provide more fulsome disclosure of the specific, material risks related to your new iGaming business that make an investment in you or your common stock speculative or risky. For example only, we note that the following summary risk factors do not appear to be addressed in your risk factors section:

- The fact that we are currently an iGaming/clinical stage biotechnology company that had no revenue for the three or nine months ended September 30, 2024, and for the years ended December 31, 2023 and 2022, and may not generate significant revenue for the near term.

- The reliance on suppliers of third-party gaming content and the cost of such content.

Please revise here to include risk factors related to the above risks and any other material risks relevant to your new business. Refer to Item 105 of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Loev, Esq.